FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of a Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): October 22, 2012	Commission File Number: 001-133354

Bank of Montreal

(Exact name of registrant as specified in its charter)

100 King Street West
1 First Canadian Place	129 rue Saint-Jacques
Toronto, Ontario	Montreal, Quebec
Canada, M5X 1A1	Canada, H2Y 1L6

(Executive Offices)	(Head Office)

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☐            Form 40-F  ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes  ☐  No  ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): ☐

THIS REPORT ON FORM 6-K AND THE EXHIBITS HERETO SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE AS EXHIBITS TO BANK OF MONTREAL’S REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-173924) AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

In connection with the registrant’s issuance of certain of its Senior Medium-Term Notes, Series B, denominated in U.S. dollars (collectively, the “Notes”) following the date of this report on Form 6-K, pursuant to the Bank’s shelf registration statement on Form F-3 (File No. 333-173924), the registrant is filing the exhibits set forth below.

EXHIBITS

Exhibit	Description of Exhibit
4.1	Form of Master Note representing certain issuances of the Notes.

5.1	Opinion of Osler, Hoskin & Harcourt LLP, Canadian counsel for the Bank, as to certain matters under Canadian and Ontario law.

5.2	Opinion of Morrison & Foerster LLP, as to the validity of the Notes under New York law.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANK OF MONTREAL

	By:	/s/ Barbara Muir
	Name:	Barbara Muir
Date: October 22, 2012	Title:	Senior Vice President, Deputy General Counsel, Corporate Affairs & Corporate Secretary

	By:	/s/ Simon Fish
	Name:	Simon Fish
Date: October 22, 2012	Title:	Executive Vice-President & General Counsel